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                            July 26, 2021

       Barry Engle
       Chief Executive Officer
       Lilium B.V.
       505 Montgomery Street, Suite 1100
       San Francisco, CA

                                                        Re: Lilium B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed July 14, 2021
                                                            File No. 333-255800

       Dear Ms. Engle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021 letter.

       Amendment No. 2 to Form F-4 filed July 14, 2021

       General

   1.                                                   We note your response
to comment 18 and reissue our comment. It appears that
                                                        underwriting fees
remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose
the effective underwriting fee on a percentage basis for shares at each redemption level
presented in your sensitivity analysis related to dilution.
   2. We note your response to comment 19 and reissue our comment. Revise your disclosure to show the potential
impact of redemptions on the per share value of the shares owned by non-redeeming
shareholders by including a sensitivity analysis showing a range of redemption scenarios,
including minimum, maximum and interim redemption levels.
 Barry Engle
Lilium B.V.
July 26, 2021
Page 2

       You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBarry Engle                            Sincerely,
Comapany NameLilium B.V.
                                                         Division of
Corporation Finance
July 26, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName